October 10, 2019

Jos  Neves
Chief Executive Officer
Farfetch Ltd.
The Bower, 211 Old Street
London EC1V 9NR, United Kingdom

       Re: Farfetch Ltd.
           Form 20-F for Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 001-38655

Dear Mr. Neves:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:    Ian Schuman, Esq., Latham & Watkins LLP